Filed Pursuant to Rule 433

Registration Statement No. 333-137902

November 7, 2007

Deutsche Bank Capital Funding Trust X

Final Terms and Conditions as of November 7, 2007

Issuer:	Deutsche Bank Capital Funding Trust X
Securities:	7.350% Noncumulative Trust Preferred Securities
Guarantor:	Full and unconditional guarantees of Deutsche Bank AG on a subordinated basis as set forth in the preliminary prospectus supplement dated November 6, 2007
Size:	28,000,000 trust preferred securities ($700 million)
Overallotment Option:	Yes (15 days), 4,200,000 trust preferred securities ($105 million)
Expected Ratings: (1)	Aa3/A+/A+ (Moody’s/S&P/Fitch)
Maturity Date:	Perpetual
Capital Payments / Distribution Rate:	7.350% per annum on the liquidation preference amount of $25 per trust preferred security
Type of Distributions:	Noncumulative
1st Coupon:	March 15, 2008 (long first coupon from November 15, 2007 (inclusive) to March 15, 2008 (exclusive))
Payment Dates:	Quarterly on the 15th of March, June, September and December
Optional Redemption:

At issuer’s option, on any distribution date on or after December 15, 2012 in connection with redemption of underlying Class B preferred securities at $25 per trust preferred security or at any time in the event of a tax or regulatory event

Liquidation Preference Amount / Par:	$25 per trust preferred security
Trade Date:	November 7, 2007
Settle:	November 15, 2007 (T + 5)
Format:	SEC Registered
Clearing/Settlement:	DTC, including participants Euroclear and Clearstream
Initial Public Offering Price:	$25 per trust preferred security

Joint-Leads:	Deutsche Bank Securities, Citi (Physical Books), Merrill Lynch & Co. and Wachovia Securities
Co-Managers:	Bank of America Securities LLC, Morgan Stanley and UBS Investment Bank
CUSIP/ISIN:	25154D 102 / US25154D1028

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the trust preferred securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.